[redacted]

Mary Claire Palczynski

to me

Hey Sabina,

Hope you're doing well.

Pardon my delay in response, I had some crazy travel with work and am finally back ho
and I can schedule time to connect once you're ready!

Thanks so much,
MC

Mary Claire Palczynski

[redacted]